                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            IVIVI TECHNOLOGIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

-------------------------------------------------------------------------------
                                   46589F 10 8
                                 (CUSIP Number)

                                Andre' A. DiMino
                          c/o Ivivi Technologies, Inc.
                              224-S Pegasus Avenue
                               Northvale, NJ 07647
                                 (201)-784-8168
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2006
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (section) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Andre' A. DiMino

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         355,875*

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    1,308,125**
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         355,875*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,664,000* **

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     17.5%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


* Includes (i) 169,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D, (ii) 112,125 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 16,250 shares subject to a share purchase right agreement among Steven M. Gluckstern, the Chairman of the Board of Ivivi Technologies, Inc., Mr. DiMino and certain of the other Reporting Persons, as described in Item 6.

** Represents 1,308,125 shares of common stock (excluding shares underlying options), which are subject to a voting agreement among Mr. DiMino and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in Item 6. Mr. DiMino disclaims beneficial ownership of the shares beneficially owned by the other Reporting Persons.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     David Saloff

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    567,125*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         567,125*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     567,125*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     6.0%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


* Includes (i) 169,000 shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of the filing of this Schedule 13D, (ii) 211,575 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 30,875 shares subject to a share purchase right agreement among Steven M. Gluckstern, the Chairman of the Board of Ivivi Technologies, Inc., Mr. Saloff and certain of the other Reporting Persons, as described in Item 6. All shares are subject to a voting agreement among Mr. DiMino, Mr. Saloff and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in
Item 6.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Arthur Pilla

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    227,500*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         227,500*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     227,500*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     2.4%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


* Includes (i) 201,900 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (ii) 17,875 shares subject to a share purchase right agreement among Steven M. Gluckstern, the Chairman of the Board of Ivivi Technologies, Inc., Dr. Pilla and certain of the other Reporting Persons, as described in Item 6. All shares are subject to a voting agreement among Mr. DiMino, Dr. Pilla and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in
Item 6.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Berish Strauch

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    130,000*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         130,000*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     130,000*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     1.4%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


* Includes 68,250 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009. All shares are subject to a voting agreement among Mr. DiMino, Dr. Strauch and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in Item 6.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Sean Hagberg

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    135,363*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         135,363*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     135,363*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     1.4%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


*Includes (i) 33,800 shares of common stock issuable upon the exercise of options that are exercisable within sixty days of the date of this Schedule 13D,
(ii) 53,625 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 8,125 shares subject to a share purchase right agreement among Steven M. Gluckstern, the Chairman of the Board of Ivivi Technologies, Inc., Dr. Hagberg and certain of the other Reporting Persons, as described in Item 6. All shares are subject to a voting agreement among Mr. DiMino, Dr. Hagberg and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in Item 6.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Fifth Avenue Capital Partners
              13-4233678
________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: New York



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    349,375*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         349,375*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     349,375*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     3.7%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     CO

________________________________________________________________________________


*All shares are subject to a voting agreement among Mr. DiMino, Fifth Avenue Capital Partners and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in Item 6.

CUSIP No.  46589F 10 8


________________________________________________________________________________
1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Edward J. Hammel

________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions):
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions): OO



________________________________________________________________________________
5    Check Box if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    Citizenship or Place of Organization: United States



________________________________________________________________________________
               7    Sole Voting Power

  Number of         0

   Shares      _________________________________________________________________
               8    Shared Voting Power
Beneficially
                    118,463*
  Owned by
               _________________________________________________________________
    Each       9    Sole Dispositive Power

  Reporting         118,463*

   Person      _________________________________________________________________
               10   Shared Dispositive Power
    With
                    0

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person:

     118,463*

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11):

     1.3%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions):

     IN

________________________________________________________________________________


*Includes (i) 16,900 shares of common stock issuable upon the exercise of options that are exercisable within sixty days of the date of this Schedule 13D,
(ii) 53,625 shares subject to forfeiture, which vest in equal yearly installments on January 5 of each year through January 5, 2009 and (iii) 8,125 shares subject to a share purchase right agreement among Steven M. Gluckstern, the Chairman of the Board of Ivivi Technologies, Inc, Mr. Hammel and certain of the other Reporting Persons, as described in Item 6. All shares are subject to a voting agreement among Mr. DiMino, Mr. Hammel and the other Reporting Persons pursuant to which Mr. DiMino has the right to vote such shares, as described in
Item 6.

Item 1. Security and Issuer

                  This statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, no par value (the "Common Stock"), of Ivivi Technologies, Inc., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at 224-S Pegasus Avenue, Northvale, NJ 07647.

Item 2. Identity and Background

                  This Schedule 13D is being filed by the persons listed on Schedule A annexed hereto (the "Reporting Persons"), which is incorporated by reference. The business address or principal executive office, employment and name and address of the employer of each of the Reporting Persons are set forth on Schedule A. Each individual on Schedule A is a citizen of the United States, and Fifth Avenue Capital Partners is a New York corporation. Fifth Avenue Capital Partners' principal business is business and management consulting.

                  During the past five years, none of the Reporting Persons or other persons identified in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

                  In January 2004, the Company issued an aggregate of 186,875, 398,125, 227,500, 130,000, 101,563, 101,563 and 349,375 shares of Common Stock to Andre' DiMino, David Saloff, Arthur Pilla, Ph.D., Berish Strauch, M.D., Sean Hagberg, Edward Hammel and Fifth Avenue Capital Partners in exchange for consulting services rendered and to be rendered to the Company. Of the shares of Common Stock issued to Mr. DiMino, Mr. Saloff, Dr. Pilla, Dr. Strauch, Dr. Hagberg, and Mr. Hammel, 112,125, 211,575, 201,900, 68,250, 53,625 and 53,625
are subject to forfeiture and vest in equal yearly installments on January 5 of each year through January 5, 2009.

Item 4. Purpose of Transaction

                  The Reporting Persons acquired the shares of Common Stock referred to in Item 5 for investment purposes. The Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

                  Based upon the information set forth in the Company's Registration Statement on Form SB-2 (File No. 333-122768), there were 9,333,819 shares of Common Stock issued and outstanding as of October 24, 2006. The number of shares of Common Stock beneficially owned by each Reporting Person, and their percentage ownership of the Company, is set forth on Schedule A.

                  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person or any other person that it is the beneficial owner of any of the shares of Common Stock owned by any other Reporting Person, reported herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other shares of Common Stock are owned, beneficially or otherwise, by the Reporting Persons.

                  Other than described in this Schedule 13D, no Reporting Person has effected any transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, during the sixty days prior to October 18, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  In January 2004, the Company issued an aggregate of 186,875, 398,125, 227,500, 130,000, 101,563, 101,563 and 349,375 shares of Common Stock to Mr. DiMino, Mr. Saloff, Dr. Pilla, Dr. Strauch, Dr. Hagberg, Mr. Hammel and Fifth Avenue Capital Partners in exchange for consulting services rendered and to be rendered to the Company. Of the shares of Common Stock issued to Mr. DiMino, Mr. Saloff, Dr. Pilla, Dr. Strauch, Dr. Hagberg, and Mr. Hammel, 112,125, 211,575, 201,900, 68,250, 53,625 and 53,625 are subject to forfeiture and vest in equal yearly installments on January 5 of each year through January 5, 2009.

                  In January 2004, the Company issued to Mr. DiMino, Mr. Saloff, Dr. Hagberg and Mr. Hammel options to purchase 243,750, 243,750, 65,000 and 32,500 shares of Common Stock, respectively, at an exercise price of $.062 per share, 20% of which options vested on the date of grant with the remaining options vesting in equal annual installments over the five year period following the date of grant. In February 2004, the Company issued to each of Mr. DiMino and Mr. Saloff options to purchase 81,250 shares of Common Stock at an exercise price of $.308 per share, 20% of which options vested on the date of grant with the remaining options vesting in equal annual installments over the five year period following the date of grant. All of such options were granted under the Company's 2004 Amended and Restated Option Plan.

                  The Reporting Persons and the Company have entered into an Amended and Restated Voting agreement (the "Voting Agreement"), dated as of August 26, 2006. Pursuant to the Voting Agreement, Mr. DiMino has the right to vote the shares of Common Stock held by all of the Reporting Persons (in addition to his own), representing, as of the date of filing of this Schedule 13D, an additional 1,308,125 shares of Common Stock (not including 219,700 shares underlying options held by such Reporting Persons that are exercisable within 60 days of the date hereof). The Voting Agreement, with respect to shares held by, and shares underlying options held by, the other Reporting Persons, other than Fifth Avenue Capital Partners, shall terminate upon the third anniversary of the closing (the "IPO Closing") of the Company's initial public offering (the "IPO") of shares of Common Stock, which occurred on October 24, 2006, and with respect to 65,000 shares of Common Stock, shall terminate upon the earlier to occur of (i) the third anniversary of the IPO Closing and (ii) the purchase of such shares by Mr. Gluckstern pursuant to a share purchase right agreement (the "Share Purchase Right Agreement"), dated as of November 8, 2005, among Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg and Dr. Pilla (discussed below). Mr. DiMino has the right to vote the 349,375 shares of Common Stock beneficially owned by Fifth Avenue Capital Partners indefinitely unless and until such right is terminated by Mr. DiMino and Fifth Avenue Capital Partners.

                  On November 8, 2005, each of Mr. DiMino, Mr. Saloff, Mr. Hammel, Dr. Hagberg and Dr. Pilla entered into the Share Purchase Right Agreement with Steven M. Gluckstern, the Company's Chairman of the Board, pursuant to which each shareholder granted Mr. Gluckstern the right to purchase up to 16,250, 30,875, 8,125, 8,125 and 17,875 shares of Common Stock, respectively, at an exercise price equal to $2.76 per share. These purchase rights are exercisable at any time and from time to time during the period from November 8, 2005 to November 8, 2010. During the term of the Share Purchase Right Agreement, none of the shareholders may transfer any of the shares subject thereto other than to a trust or other entity designed as an element of such shareholder's estate planning objectives; provided, that in the event of any such transfer, such shares so transferred remain subject to the Share Purchase Right Agreement and prior to any such transfer, the transferee execute an instrument agreeing to be bound by all of the terms and provisions of the Share Purchase Right Agreement.

                  No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

                  A copy of each of the Voting Agreement and the Share Purchase Right Agreement is filed herewith as Exhibit 2 and Exhibit 3, respectively.

                  The descriptions of the transactions and the agreements, instruments and documents set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements, instruments and documents governing such matters, each of which is attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

Item 7. Material to be Filed as Exhibits

         1. Joint Filing Agreement between and among each of the Reporting Persons, dated as of October 27, 2006.

         2. Amended and Restated Voting Agreement, among the Company and each Reporting Person, dated as of August 26, 2006 (incorporated by reference to Exhibit 10.9 to Amendment No. 6 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on September 14,
                  2006).

         3. Share Purchase Right Agreement among Steven Gluckstern and the shareholders listed therein, dated as of November 8, 2005 (incorporated by reference to Exhibit 10.18 to Amendment No. 4 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 19, 2006).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                   /s/ Andre' A. DiMino
                                   ------------------------------------------
                                   Andre' A. DiMino


                                   /s/ David Saloff
                                   ------------------------------------------
                                   David Saloff


                                   /s/ Arthur Pilla
                                   ------------------------------------------
                                   Arthur Pilla


                                   /s/ Berish Strauch
                                   ------------------------------------------
                                   Berish Strauch


                                   /s/ Sean Hagberg
                                   ------------------------------------------
                                   Sean Hagberg


                                   /s/ Edward J. Hammel
                                   ------------------------------------------
                                   Edward J. Hammel


                                   FIFTH AVENUE CAPITAL PARTNERS


                                   By:   /s/ Eugene Stricker
                                   ------------------------------------------
                                   Name:  Eugene Stricker
                                   Title: President

                                   SCHEDULE A
                                   ----------

Capitalized terms used but not defined in this Schedule 13A have the meanings ascribed to them in the Schedule 13D to which this Schedule A is attached.


----------------------------------------------------------------------------------------------------------------------------------
                                                     SHARED                                         AGGREGATE      PERCENTAGE OF
                                SOLE DISPOSITIVE   DISPOSITIVE    SOLE VOTING    SHARED VOTING     BENEFICIAL       OUTSTANDING
  NAME AND BUSINESS ADDRESS           POWER           POWER          POWER           POWER          OWNERSHIP         SHARES
----------------------------------------------------------------------------------------------------------------------------------
Andre' A. DiMino (1)
c/o Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647               355,875(2)(3)         0       1,664,000(2)(3)(4)     0         1,664,000(2)(3)(4)    17.6%
----------------------------------------------------------------------------------------------------------------------------------
David Saloff (5)
c/o Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647             567,125(3)(6)(7)        0              0         567,125(3)(6)(7) 567,125(3)(6)(7)     6.0%
----------------------------------------------------------------------------------------------------------------------------------
Arthur Pilla, Ph.D. (8)
c/o Ivivi Technologies, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647             227,500(3)(6)(9)        0              0         227,500(3)(6)(9) 227,500(3)(6)(9)     2.4%
----------------------------------------------------------------------------------------------------------------------------------
Berish Strauch, M.D. (10)
c/o Ivivi Technologies
224-S Pegasus Avenue
Northvale, NJ 07647               130,000(3)(6)         0              0         130,000(3)(6)    130,000(3)(6)        1.4%
----------------------------------------------------------------------------------------------------------------------------------
Edward J. Hammel (11)
c/o Ivivi Technologies
224-S Pegasus Avenue              118,463(3)(6)                                  118,463(3)(6)    118,463(3)(6)
Northvale, NJ 07647l                  (12)              0              0              (12)            (12)             1.3%
----------------------------------------------------------------------------------------------------------------------------------
Sean Hagberg, Ph.D. (13)
c/o Ivivi Technologies
224-S Pegasus Avenue              135,363(3)(6)                                  135,363(3)(6)    135,363(3)(6)
Northvale, NJ 07647                   (14)              0              0              (14)            (14)             1.4%
----------------------------------------------------------------------------------------------------------------------------------
Fifth Avenue Capital Partners
42 Barrett Road
Lawrence, NY 11559                 349,375(6)           0              0           349,375(6)      349,375(6)          3.8%
----------------------------------------------------------------------------------------------------------------------------------
Eugene Stricker (15)
c/o Fifth Avenue Capital
Partners
42 Barrett Road
Lawrence, NY 11559                      0               0              0               0                0               0%
----------------------------------------------------------------------------------------------------------------------------------


(1) Mr. DiMino is employed by the Company as its Co-Chief Executive Officer and serves as Vice Chairman of the Company. Mr. DiMino is also employed by ADM Tronics Unlimited, Inc. ("ADM Tronics"), a shareholder of the Company, as its President, Chief Executive Officer and Chief Financial Officer, and serves as a director of ADM Tronics. The address of each of the Company and ADM Tronics is 224-S Pegasus Avenue, Northvale, NJ 07647.

(2) Includes 169,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 16,250 shares of Common Stock that are subject to the Share Purchase Right Agreement (defined below). See Footnote No. 4.

(3) In January 2004, the Company issued an aggregate of 186,875, 398,125, 227,500, 130,000, 101,563 and 101,563 shares of Common Stock to Mr. DiMino, Mr. Saloff, Dr. Pilla, Dr. Strauch, Dr. Hagberg and Mr. Hammel, respectively. Of the shares of Common Stock issued to Mr. DiMino, Mr. Saloff, Dr. Pilla, Dr. Strauch, Dr. Hagberg and Mr. Hammel, 112,125, 211,575, 201,900, 68,250, 53,625 and 53,625
shares, respectively, are subject to forfeiture and vest in equal yearly installments on January 5 of each year through January 5, 2009.

(4) Includes shares which are subject to the Voting Agreement pursuant to which Mr. DiMino has the right to vote such shares; and does not include shares underlying options held by such other Reporting Persons subject to the Voting Agreement. The Voting Agreement, with respect to shares held by, and shares underlying options held by, the other Reporting Persons, other than Fifth Avenue Capital Partners, shall terminate upon the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock, and with respect to 65,000 shares of Common Stock, shall terminate upon the earlier to occur of (i) the third anniversary of the consummation of the Company's initial public offering of shares of Common Stock and (ii) the purchase of such shares by Mr. Gluckstern pursuant to the Share Purchase Right Agreement. Mr. DiMino has the right to vote the 349,375 shares of Common Stock beneficially owned by Fifth Avenue Capital Partners indefinitely unless and until such right is terminated by Mr. DiMino and Fifth Avenue Capital Partners.

(5) Mr. Saloff is employed by the Company as its President and Co-Chief Executive Officer. Mr. Saloff also serves as a director of each of the Company and ADM Tronics. The address of the Company is 224-S Pegasus Avenue, Northvale, NJ 07647.

(6) Includes shares held by, and shares underlying options held by, such Reporting Person that are subject to the Voting Agreement. See Footnote No. 4.

(7) Includes 169,000 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 30,875 shares that are subject to the Share Purchase Right Agreement.

(8) Dr. Pilla is employed as a Professor by the Department of Biomedical Engineering of Columbia University. The address for this employer is 351 Engineering Terrace, Mail Code 8904, 210 Amsterdam Ave, New York, NY 10027.

(9) Includes 17,875 shares that are subject to the Share Purchase Right Agreement. See Footnote No. 4.

(10) Dr. Strauch is employed as a physician surgeon at Montefiore Medical Center. The address of Montefiore Medical Center is 1625 Poplar Street, Bronx, NY 10461.

(11) Mr. Hammel is employed by the Company as its Executive Vice President. The address of the Company is 224-S Pegasus Avenue, Northvale, NJ 07647.

(12) Includes 16,900 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 8,125 shares that are subject to the Share Purchase Right Agreement. See Footnote No. 4.

(13) Dr. Hagberg is employed by the Company as its Chief Science Officer. The address of the Company is 224-S Pegasus Avenue, Northvale, NJ 07647.

(14) Includes 33,800 shares of Common Stock issuable upon exercise of options that are exercisable within 60 days of the filing of this Schedule 13D and 8,125 shares that are subject to the Share Purchase Right Agreement. See Footnote No. 4.

(15) Eugene Stricker is the President, Sole Director and Sole Stockholder of Fifth Avenue Capital Partners. The address of Fifth Avenue Capital Partners is 42 Barrett Road, Lawrence, NY 11559.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         The undersigned agree that this Schedule 13D filing relating to the shares of common stock of Ivivi Technologies, Inc., Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: October 27, 2006
                                           /s/ Andre' A. DiMino
                                           ------------------------------------
                                           Andre' A. DiMino


                                           /s/ David Saloff
                                           ------------------------------------
                                           David Saloff


                                           /s/ Arthur Pilla
                                           ------------------------------------
                                           Arthur Pilla


                                           /s/ Berish Strauch
                                           ------------------------------------
                                           Berish Strauch


                                           /s/ Sean Hagberg
                                           ------------------------------------
                                           Sean Hagberg


                                           /s/ Edward J. Hammel
                                           ------------------------------------
                                           Edward J. Hammel


                                           FIFTH AVENUE CAPITAL PARTNERS


                                           By: /s/ Eugene Stricker
                                           ------------------------------------
                                           Name: Eugene Stricker
                                           Title: President


                                      -16-